

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 22, 2016

Himesh Bhise
Chief Executive Officer
Synacor, Inc.
40 La Riviere Drive, Suite 300
Buffalo, New York 14202

> **Re: Synacor, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2016**
> **File No. 333-214600**

Dear Mr. Bhise:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Brian C. Hutchings, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP